FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE, 2005

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. Interim Financial Statements For the Period Ended April 30, 2005 and related Form 52-109FT2, Certification of Interim Filings During Transition Period.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: July 6, 2005

By: “James G. Stewart”

 James G. Stewart

Its: Secretary

(Title)

Madison Minerals Inc.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

July 6, 2005

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

MADISON MINERALS INC.

(Formerly Madison Enterprises Corp.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended April 30, 2005

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended April 30, 2005.

Madison Minerals Inc.

(formerly Madison Enterprises Corp.)

(An exploration stage company)

Consolidated Balance Sheets

As at

(expressed in Canadian dollars)

	April 30, 2005	October 31, 2004

ASSETS
Current
Cash and cash equivalents	$489,572	$59,720
Marketable securities	40,000	40,000
Receivables	24,547	16,036
Prepaid expenses and deposits	3,857	3,857
	557,976	119,613

Resource properties and deferred costs (Note 4)	46,811,004	45,965,284
Deferred financing costs	-	3,237
Equipment	34,924	39,715
	$47,403,904	$46,127,849

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$227,802	$728,501

Shareholders’ Equity
Capital Stock (Note 5)
Authorized
60,000,000 common shares without par value

Issued
20,876,340 (October 31, 2004 – 17,124,316) common shares	60,284,135	58,131,339
Contributed surplus	1,534,154	1,490,387
Deficit	(14,642,187)	(14,222,378)
	47,176,102	45,399,348
	$47,403,904	$46,127,849

Nature and continuance of operations (note 1)

Approved by the Board: “Chet Idziszek”                Director          “James G. Stewart”       Director

Madison Minerals Inc.

(formerly Madison Enterprises Corp.)

(An exploration stage company)

Consolidated Statements of Operations and Deficit

For the periods ended

(expressed in Canadian dollars, unaudited)

	Three Months Ended April 30, 2005	Three Months Ended April 30, 2004	Six Months Ended April 30, 2005	Six Months Ended April 30, 2004

EXPENSES
Amortization	$2,356	$2,791	$4,791	$5,521
Audit and accounting	-	-	-	-
Bank charges, interest and loan bonus (Note 5(a))	520	393	32,004	842
Consulting	-	19,763	-	22,763
Filing fees	11,667	34,983	14,506	37,009
Insurance	-	(690)	4,544	173
Legal fees	20,867	28,618	38,038	48,038
Office and rent	52,689	53,478	99,433	103,612
Office cost reimbursement	(35,119)	(23,374)	(65,764)	(46,451)
Property exam	-	-	-	-
Public relations	45,641	36,509	80,564	64,701
Shareholder information	1,091	3,046	1,091	3,046
Stock-based compensation	-	130,383	-	160,799
Transfer agent’s fees	5,443	5,599	10,068	7,942
Travel	12,108	25,492	64,143	45,320
Wages	55,520	64,113	147,706	121,162
	(172,783)	(381,104)	(431,124)	(574,477)

OTHER INCOME
Interest earned	2,247	4,030	2,528	5,923
Foreign exchange gain (loss)	7,038	2,325	8,787	2,486
	9,285	6,355	11,315	8,409

Loss for the period	(163,498)	(374,749)	(419,809)	(566,068)

Deficit - Beginning of period	(14,478,689)	(13,442,954)	(14,222,378)	(13,251,635)

Deficit - End of period	$(14,642,187)	$(13,817,703)	$(14,642,187)	$(13,817,703)

Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.02)	$ (0.04)

Weighted average number of common shares outstanding	20,816,585	16,309,664	19,268,977	15,846,644

Loss per share amounts have been retroactively restated to give effect to the 5:1 share consolidation (Note 1)

Madison Minerals Inc.

(formerly Madison Enterprises Corp.)

(An exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended

(expressed in Canadian dollars, unaudited)

	Three Months Ended April 30, 2005	Three Months Ended April 30, 2004	Six Months Ended April 30, 2005	Six Months Ended April 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (163,498)	$(374,749)	$(419,809)	$(566,068)
Items not affecting cash
Amortization	2,356	2,791	4,791	5,521
Stock-based compensation	-	130,383	-	160,799
Loan bonus paid in shares	-	-	27,693	-
Change in non-cash working capital items relating to operating activities
Net (increase) decrease in receivables	(7,408)	151,863	(8,511)	127,391
Net increase (decrease) in accounts payable and accrued liabilities	(183,008)	(2,413)	(79,300)	83
	(351,558)	(92,125)	(475,136)	(272,274)

Cash flows from financing activity
Capital stock issued for cash	1,587,639	1,243,750	2,172,107	1,399,000
Loan proceeds	-	-	120,000	-
Loan repaid	(120,000)	-	(120,000)	-
	1,467,639	1,243,750	2,172,107	1,399,000

CASH FLOWS FROM INVESTING ACTIVITY
Purchase of equipment	-	(2,750)	-	(2,750)
Mt. Kare due diligence payment	50,000	-	50,000	-
Expenditures on resource properties	(724,949)	(434,914)	(1,317,119)	(784,816)
	(674,949)	(437,664)	(1,267,119)	(787,566)

Change in cash and cash equivalents	441,132	713,961	429,852	339,160

Cash and cash equivalents - Beginning of period	48,440	289,852	59,720	664,653

Cash and cash equivalents - End of period	$489,572	$1,003,813	$489,572	$1,003,813

Supplemental disclosure with respect to cash flows (note 9)

Madison Minerals Inc.

(formerly Madison Enterprises Corp.)

Notes to Interim Consolidated Financial Statements

For the six months ended April 30, 2005

(Unaudited – Prepared by Management)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

Effective October 29, 2004, the Company changed its name from Madison Enterprises Corp. to Madison Minerals Inc. and consolidated its share capital on a 5 old for 1 new share basis

At April 30, 2005, the Company had a working capital of $330,174 (October 31, 2004, working capital deficiency - $608,888) which, management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on its resource properties (Note 4) for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These interim unaudited consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent developments, and upon future profitable production from the properties or proceeds from disposition.  The amounts shown as resource properties represent net costs to date, and do not necessarily represent present or future values.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

Madison Minerals Inc.

(formerly Madison Enterprises Corp.)

Notes to Interim Consolidated Financial Statements

For the six months ended April 30, 2005

(Unaudited – Prepared by Management)

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2004.

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

RESOURCE PROPERTIES AND DEFERRED COSTS

	Mt. Kare Property, Papua New Guinea	Lewis Property, Nevada	Totals

Balance, October 31, 2004	$ 43,980,968	$ 1,984,316	$ 45,965,284
	$
Assays	26,908	5,170	32,078
Camp costs	139,246	529	139,775
Community Relations	220,021	-	220,021
Contractors and geologic staff	146,783	28,740	175,523
Drilling	3,499	-	3,499
Helicopter	123,513	-	123,513
Land and Legal	86,283	10,309	96,592
Option Fees	-	22,100	22,100
Port Moresby Office	36,905	-	36,905
Travel and Accommodation	43,575	2,139	45,714
Mt. Kare due diligence payment	(50,000)	-	(50,000)
	776,733	68,987	845,720

Balance, April 30, 2005	$ 44,757,701	$ 2,053,303	$ 46,811,004

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the six months ended April 30, 2005

(Unaudited – Prepared by Management)

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

During the six months ended April 30, 2005, the Company signed a memorandum of understanding with Equatorial Resources Pty Ltd. (“Equatorial”) whereby Equatorial can acquire an interest in the Mt. Kare Property by making cash payments and completing a preliminary feasibility study.  The Company and Equatorial are currently negotiating the terms of the agreement.  Equatorial has paid the Company $50,000 and has until July 4, 2005 to undertake due diligence.

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

The Company’s authorized share capital consists of 60,000,000 common shares without par value.

	Number of Shares	Amount	Contributed Surplus

Balance as at October 31, 2004	17,124,316	$ 58,131,339	$ 1,490,387
Loan bonus (a)	36,924	27,693	-
Private placement (b)	3,655,100	2,375,815	-
Broker warrants (b)	-	-	43,767
Corporate finance fee (b)	60,000	39,000	-
Share issue costs (b)	-	(289,712)	-

Balance as at April 30, 2005	20,876,340	$ 60,284,135	$ 1,534,154

a)

During the six months ended April 30, 2005, the Company arranged for loans totalling $120,000 to cover certain trade payables and operating costs.  The loans were repaid in 2005.  The Company issued the lenders 36,924 common shares at a value of $27,693 as a loan bonus and repaid interest at 12% per annum compounded monthly.  Included in the loan was $70,000 borrowed from directors of the Company and 21,539 shares were issued to these directors.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the six months ended April 30, 2005

(Unaudited – Prepared by Management)

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

b)

During the six months ended April 30, 2005, the Company completed a brokered private placement of 3,655,100 units at a price of $0.65 per unit in two parts by issuing 1,056,000 units in December 2005 and 2,599,100 units in February 2005.  The Company received total cash proceeds of $2,168,870 net of cash commission of $161,416 and share issue costs of $45,529.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.90 per share, if exercised on or before June 9, 2006 as to 1,056,000 units, and if exercised on or before August 3, 2006 as to 2,599,100 units.  The agent received a cash commission of $161,416 pursuant to this private placement.  The agent also received a corporate finance fee of 60,000 shares, broker’s warrants entitling the purchase of up to 397,332 shares of the Company at $0.90 per share with 126,720 warrants exercisable on or before June 9, 2006 and 270,612 warrants exercisable on or before August 3, 2006, and an administration fee of $7,500.  The fair value of the broker warrants is estimated to be $43,767 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 209%, an expected life of two years, expected volatility of 60% and an expected dividend yield of 0.0%.

6.

STOCK OPTIONS

As at April 30, 2005, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

428,116	$ 0.85	March 6, 2006
100,400	0.75	May 21, 2007
368,684	1.00	December 30, 2007
20,000	2.30	December 3, 2008
115,000	1.75	March 10, 2009

1,032,200

Madison Minerals Inc.

(formerly Madison Enterprises Corp.)

Notes to Interim Consolidated Financial Statements

For the six months ended April 30, 2005

(Unaudited – Prepared by Management)

7.

SHARE PURCHASE WARRANTS

As at April 30, 2005, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

305,400	$ 1.50	May 18, 2006
73,296	1.50	May 18, 2006
1,056,000	0.90	June 9, 2006
126,720	0.90	June 9, 2006
2,599,100	0.90	August 3, 2006
270,612	0.90	August 3, 2006

4,431,128

8.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following expenses with directors and a company related by way of directors in common during the six months ended April 30, 2005 and 2004:

	2005 $	2004 $

Consulting fees	-	3,000
Legal fees	28,926	41,550
Exploration management and other expenditures on resource assets	24,150	21,450
Share issue costs charged to capital stock	13,475	-

b)

As at April 30, 2005, accounts payable and accrued liabilities include $41,480 (October 31, 2004 - $67,888) due to officers of the Company and companies related by way of directors in common.

c)

During the six months ended April 30, 2005, the Company recorded reimbursements of $65,764 (2004 - $46,451) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies.

d)

During the six months ended April 30, 2005, the Company funded some general and administrative expenses for companies related by way of directors in common.  At April 30, 2005, accounts receivable include $9,315 (October 31, 2004 - $125) due from these related companies.

Additional related party transactions are disclosed in Note 5(a).

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the six months ended April 30, 2005

(Unaudited – Prepared by Management)

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2005	2004

Non-cash operating activities
Accounts payable incurred for resource property expenditures	$(421,399)	$8,975

Non-cash financing activities
Exercise of stock options	$-	$(111,040)
Contributed surplus allocated to capital stock on exercise of options		111,040
Exercise of share purchase warrant	-	(107,504)
Contributed surplus allocated to capital stock on exercise of warrants	-	107,504
Share purchase warrants issued to broker	43,767	-
Share issue costs incurred with share purchase warrants	(43,767)	- -
Accrued deferred financing costs applied against capital stock	3,237	-
Accrued deferred financing costs allocated to share issue costs	(3,237)	-

	$-	$-

Non-cash investing activities
Resource property expenditures incurred through accounts payable	$421,399	$ (8,975)

10.

SEGMENTED INFORMATION

The Company has one operating segment being the exploration of mineral properties located in Papua New Guinea and the United States (Note 4).  All equipment is held in Canada.

SCHEDULE C

MANAGEMENT DISSCUSSIONS

MADISON MINERALS INC.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED APRIL 30, 2005

The following discussion and analysis, prepared as of June 28, 2005, should be read together with the interim unaudited consolidated financial statements for the six month period ended April 30, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended October 31, 2004 and October 31, 2003, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

Description of Business

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  Before and during the six month period ended April 30, 2005, the Company was primarily engaged in the continued exploration of its Mt. Kare Property in Papua New Guinea and its Lewis Property in Nevada.

The Company’s common shares trade on the facilities of the TSX Venture Exchange under the symbol “MMR”.

Performance Summary

The following is a summary of significant events and transactions that occurred during the period:

1.

In November 2004, the Company arranged for loans totalling $120,000 to cover certain trade payables and operating costs.  The loans were repaid in February 2005.  The Company issued the lenders 36,924 common shares at a value of $27,693 as a loan bonus and repaid interest at 12% per annum compounded monthly.  Included in the loan was $70,000 borrowed from directors of the Company and 21,539 shares were issued to these directors.

2.

In December 2004, the Company completed the first part of a brokered private placement of 3,655,100 units at a price of $0.65 per unit, issuing 1,056,000 units at a price of $0.65 per unit for cash proceeds of $603,731 net of cash commission of $51,480 and share issue costs of $31,189.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.90 per share, if exercised on or before June 9, 2006.  The agent received a cash commission of $51,480.  The agent also received a broker’s warrant entitling the purchase of up to 126,720 shares of the Company with the same terms as described above and an administration fee of $7,500.

3.

In February 2005, the Company completed the second part of the brokered private placement of 3,655,100 units at a price of $0.65 per unit by issuing the final 2,599,100 units for cash proceeds of $1,565,139, net of cash commission of $109,936 and share issues costs of $14,340.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.90 per share on or before August 3, 2006.  The agent received a cash commission of $109,936.  The agent also received a broker’s warrant entitling the purchase of up to 270,612 shares of the Company with the same terms as described above and a corporate finance fee of 60,000 shares.

4.

In April 2005, the Company signed a memorandum of understanding (“MOU”) with Equatorial Resources Pty Ltd. (“Equatorial”) of Western Australia whereby Equatorial can acquire an interest in its Mt. Kare Property by making cash payments and completing a preliminary feasibility study.  Under the terms of the MOU, Equatorial paid the Company CAD$50,000 and has until July 4, 2005 to undertake due diligence.  During that period, the Company and Equatorial will negotiate and use their best efforts to settle the terms of an agreement containing the following provisions:

(a)

Equatorial will complete and deliver to the Company a preliminary feasibility study by January 4, 2007, provided however, that this date may be extended to July 4, 2007 with the Company’s consent, not to be unreasonably withheld;

(b)

Upon having delivered a preliminary feasibility study in accordance with paragraph (a) above, Equatorial will have acquired 49% of the shares of Madison Enterprises (PNG) Ltd. (“Madison PNG”), the holder of the Mt. Kare Property, and shall be entitled to elect a majority of the directors of Madison PNG;

(c)

The Company will continue to have significant input into the evaluation of the Mt. Kare Property until Equatorial delivers a final bankable feasibility study through representation on a management committee;

(d)

Equatorial will pay the Company $500,000 over the next eighteen months and, following the delivery of a positive preliminary feasibility study, will have the right to acquire a further 2% interest in Madison PNG by paying a further $500,000;

(e)

Upon having delivered a preliminary feasibility study, Equatorial can elect to complete and deliver to the Company a final bankable feasibility study within eighteen months following the date of delivery of a preliminary feasibility study;

(f)

Upon having acquired a 51% interest in Madison PNG or upon having delivered a final bankable feasibility study in accordance with paragraph (e) above, Equatorial will have acquired the remaining shares of Madison PNG that it does not already own based on the value of the Company’s remaining interest in Madison PNG as determined by an independent expert acceptable to both parties.

5.

During the period the Company continued its ongoing exploration of its Mt. Kare Property.  This work consisted of prospecting, pitting, and trenching, geological mapping and detailed compilation and reinterpretation of all extant data at a cost of $776,733.  The Company also continued its exploration of the Lewis Property in Nevada.  This work consisted of data review, program planning and claim maintenance at a cost of $68,987.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended October 31, 2004	Year Ended October 31, 2003	Year Ended October 31, 2002

Total revenues	nil	nil	nil
Net loss	$970,743	$729,046	$677,995
Basic and diluted loss per share	(0.06)	(0.05)	(0.07)
Total assets	46,127,849	44,267,125	41,586,554
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

The total assets of the Company have increased from year to year, due principally to investments in mineral properties funded by the sale of share capital.

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost. The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalised on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalised costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management’s determination of impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  As at April 30, 2005, management believes that no write-down relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred.The recorded amount may not reflect recoverable value, as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company's largest cash outflow in the six month period ended April 30, 2005 was as a result of exploration expenditures of $1,317,119, including $421,399 incurred in prior periods.  The exploration expenditures incurred on the Mt. Kare Property during the period include contractor and geologic staff costs of $146,783, community relations costs of $220,021, helicopter costs of $123,513 and camp costs of $139,246. The exploration expenditures incurred on the Lewis Property during the period include contractor and geologic staff costs of $28,740, property option payments of $22,100, land and legal costs of $10,309 and assay costs of $5,170.

Expenses for the six month period ended April 30, 2005 were $431,124, down from $574,477 for the six month period ended April 30, 2004.  This decrease is primarily due stock-based compensation costs of $160,799 incurred in the previous period.  During the six month period ended April 30, 2005, bank charges, interest and loan bonus charges increased by $31,162 over the period in the previous fiscal year due primarily to loan bonus shares valued at $27,693.

Summary of Quarterly Results

	Three Months Ended April 30, 2005	Three Months Ended January 31, 2005	Three Months Ended October 31, 2004	Three Months Ended July 31, 2004	Three Months Ended April 30, 2004	Three Months Ended January 31, 2004	Three Months Ended October 31, 2003	Three Months Ended July 31, 2003
Total assets	$47,403,904	$46,464,249	46,127,849	45,879,685	45,269,915	44,260,814	44,267,125	43,797,054
Resource properties and deferred costs	46,811,004	46,317,533	45,965,284	45,165,088	44,064,960	43,617,917	43,271,169	42,557,725
Working capital (deficiency)	330,174	(602,852)	(608,888)	407,661	1,024,082	471,699	821,370	1,083,785
Shareholders’ equity	47,176,102	45,751,961	45,399,348	45,614,071	45,131,863	44,132,478	44,138,131	43,686,659
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(163,498)	(256,311)	(213,184)	(191,491)	(374,749)	(191,319)	(30,177)	(123,913)
Earnings (loss) per share*	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.00)	(0.01)

* Loss per share amounts have been restated to give effect to the one for five share consolidation carried out on October 29, 2004.

Significant changes in key financial data from 2003 to 2005 can be attributed to exploration expenditures on the Mt. Kare Property in Papua New Guinea and the Lewis Property in Nevada.  These expenditures have been funded through the sale of share capital.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held properties, subject to financing.

Based on its existing working capital, the Company requires additional financing for the Mt. Kare Property and the Lewis Property if it is to proceed with drilling during the current fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	April 30, 2005	October 31, 2004

Working capital (deficiency)	$330,174	(608,888)
Deficit	(14,642,187)	(14,222,378)

Capital Resources

During the six month period ended April 30, 2005, the Company issued 3,655,100 units at a price of $0.65 per unit for cash proceeds of $2,168,870 net of cash commission of $161,416 and share issue costs of $45,529.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.90 per share, if exercised on or before June 9, 2006 as to 1,056,000 shares and on or before August 3, 2006 as to 2,599,100 shares.  The agent received a cash commission of $161,416.  The agent also received a broker’s warrant entitling the purchase of up to 397,332 shares of the Company with the same terms as described above (exercisable by June 9, 2006 as to 126,720 shares and August 3, 2006 as to 270,612 shares), a corporate finance fee of 60,000 shares and an administration fee of $7,500.

While the Company has sufficient funds to meet its anticipated general and administrative expenses for the balance of the fiscal year, the Company will require additional financing if it is to proceed with its proposed exploration program for its Mt. Kare Property and its Lewis Property during the current fiscal year.

Related Party Transactions

During the six months ended April 30, 2005, the Company incurred professional fees of $66,551 with a company controlled by a director and officer of the Company for legal services.

As at April 30, 2005, accounts payable included $41,480 due to related parties as a result of accrued wages payable to a director and accrued legal fees payable to a company controlled by a director and accounts receivable included $9,315 as a result of general and administrative expenses incurred on behalf of directors related by common directors (all of which have been repaid).  In addition, the Company borrowed $70,000 from directors of the Company to cover certain trade payables and operating costs (and in respect of which such directors received interest at 12% per annum compounded monthly and 21,539 common shares as a bonus).  The loan was repaid during the end of the period.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Financial Instruments

The Company’s financial instruments consist of cash, receivables, deposits and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at April 30, 2005, approximately 12% of the Company’s accounts payable and accrued liabilities are denominated in US dollars and approximately 52% of the Company’s accounts payable and accrued liabilities are denominated in Papua New Guinea kina.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Chet Idziszek, Chief Executive Officer of Madison Minerals Inc. (formerly Madison Enterprises Corp.) certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Madison Minerals Inc. (the “issuer”) for the interim period ended April 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date:

June 29, 2005

“Chet Idziszek”

Chet Idziszek

Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Naomi Corrigan, Chief Financial Officer of Madison Minerals Inc. (formerly Madison Enterprises Corp.) certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Madison Minerals Inc. (the “issuer”) for the interim period ended April 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

June 29, 2005

“Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer